Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this news release.

Bell Announces Offering of Cdn $1.25 billion aggregate principal amount of Hybrid Notes

The prospectus supplement, the corresponding amended and restated base shelf prospectus and any amendment thereto in connection with the Offering will be accessible through SEDAR+ within two business days.

MONTRÉAL, March 20, 2025 – Bell Canada (Bell) today announced the offering of Cdn $1.25 billion aggregate principal amount of Fixed-to-Fixed Rate Junior Subordinated Notes (the Offering).

The Cdn $1.25 billion Fixed-to-Fixed Rate Junior Subordinated Notes, Series C due 2055 will initially bear interest at a rate per annum of 5.625% and reset every five years starting on March 27, 2030 at a rate per annum equal to the five-year Government of Canada yield plus a spread of 2.950%, provided that the interest rate during any five-year interest period will not reset below 5.625% (the Notes).

The Notes are being publicly offered in all provinces of Canada through a syndicate of agents. Closing of the Offering is expected to occur on March 27, 2025, subject to customary closing conditions. The Notes will be fully and unconditionally guaranteed by BCE Inc.

Bell intends to use the net proceeds from the Offering to repurchase, redeem or repay, as applicable, its senior indebtedness and for other general corporate purposes.

The Offering is being made pursuant to Bell’s amended and restated short form base shelf prospectus dated February 6, 2025 (the amended and restated base shelf prospectus). Bell will file a prospectus supplement to the amended and restated base shelf prospectus relating to this issue with the securities regulatory authorities in all provinces of Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any U.S. state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

Access to the prospectus supplement, the corresponding amended and restated base shelf prospectus and any amendment thereto in connection with the Offering is provided in accordance with securities legislation relating to procedures for providing access to a prospectus supplement, a base shelf prospectus and any amendment thereto. The prospectus supplement, the corresponding amended and restated base shelf prospectus and any amendment thereto in connection with the Offering will be accessible within two business days at www.sedarplus.ca.

An electronic or paper copy of the prospectus supplement, the corresponding amended and restated base shelf prospectus and any amendment thereto may be obtained from any one of the joint bookrunners and co-leads, without charge, by contacting BMO Nesbitt Burns Inc. by email at dcmcadsyndicatedesk@bmo.com, BofA Securities, Inc. by email at dg.prospectus_requests@bofa.com, Scotia Capital Inc by email at syndicate.toronto@scotiabank.com, and TD Securities Inc. by email at TDCAN-Syndicate@tdsecurities.com, and by providing the contact with an email address or mailing address, as applicable.

Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including, but not limited to, statements relating to the expected timing and completion of the proposed sale of the Notes, the intended use of the net proceeds of such sale and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. These statements are not guarantees of future performance or events and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Forward-looking statements are provided herein for the purpose of giving information about the proposed offering referred to above. Readers are cautioned that such information may not be appropriate for other purposes. The timing and completion of the abovementioned proposed sale of the Notes is subject to customary closing terms and other risks and uncertainties. Accordingly, there can be no assurance that the proposed sale of the Notes will occur, or that it will occur at the expected time indicated in this news release.

About Bell

Bell is Canada’s largest communications company,1 providing advanced broadband Internet, wireless, TV, media and business communication services. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

[1]	Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Richard Bengian

richard.bengian@bell.ca

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